Exhibit 99.1

Jiayuan Announces Third Quarter 2014 Financial Results

BEIJING, China, November 20, 2014 — Jiayuan.com International Ltd. (“Jiayuan” or the “Company”) (NASDAQ: DATE), operator of the largest online dating platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights1

•                      Net revenues for the third quarter 2014 were RMB161.6 million (US$26.3 million), representing a year-over-year increase of 25.5% and a sequential increase of 11.2%.

•                      Operating income for the third quarter 2014 was RMB305,000 (US$51,000), compared to RMB14.4 million for the corresponding quarter of 2013, and RMB8.1 million for the previous quarter. Excluding share-based compensation, non-GAAP2 operating income for the third quarter 2014 was RMB2.2 million (US$354,000), compared to non-GAAP operating income of RMB16.9 million for the corresponding quarter of 2013, and RMB9.6 million for the previous quarter.

•                      Net income for the third quarter 2014 was RMB2.9 million (US$473,000), compared to RMB17.6 million for the corresponding quarter of 2013, and RMB11.9 million for the previous quarter. Excluding share-based compensation, non-GAAP net income for the third quarter of 2014 was RMB4.8 million (US$776,000), compared to RMB20.2 million for the corresponding quarter of 2013, and RMB13.4 million for the previous quarter.

•                       Average monthly active user accounts3 reached a record high 6.2 million, a 13.6% increase from the corresponding period of 2013.

•                       Average monthly paying user accounts4 were 1.5 million, an 11.3% increase from the corresponding period of 2013.

“I am pleased to report a stronger than expected performance as our business continued to pick up momentum across the board with revenues increasing 25.5% year-over-year,” commented Mr. Linguang Wu, Chief Executive Officer of Jiayuan. “Personalized matchmaking services had another stellar quarter, increasing 258.8% from the same period last year as we take advantage of our dominance online to expand offline. Active users continued to grow reaching a record high 6.2 million during the quarter.”

Mr. Wu added, “Our business is increasingly shifting towards mobile with mobile log-ins accounting for 70% of all log-ins during the third quarter of 2014. With this in mind, we have been redesigning our products to make them more mobile friendly and will re-launch them next month. Our redesigned mobile products are expected to attract new users and increase user retention rates and stickiness on our platform.”

Mr. Shang Koo, Chief Financial Officer of Jiayuan, commented, “Our business performed very well, beating expectations as we accelerated the ramp-up of our personalized matchmaking business. In the third quarter, we focused on investing in our mobile offerings and consolidating the personalized matchmaking market, which slowed online monetization during the quarter, a trend we expect to continue during the fourth quarter. However, personalized matchmaking services are picking up the monetization slack as we expect triple digit growth from this segment to continue well into 2015.”

1 This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ amounts as of and for the quarter ended September 30, 2014, were made at an exchange rate of RMB6.1380 to US$1.00, representing the rate as certified by the H.10 weekly statistical release of the Federal Reserve Board on September 30, 2014. Jiayuan’s functional currency is U.S. dollar and reporting currency is RMB.

2  Explanation of Jiayuan’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Financial Measures” and “Reconciliations to Unaudited Condensed Consolidated Statements of Comprehensive Income”.

3  Active user accounts are registered user accounts through which registered users have logged in to the Jiayuan platforms at least once within a calendar month, in the case of user accounts registered in prior months, or on at least two separate days within a calendar month, including the day of completion of the registration process, in the case of user accounts newly registered in the calendar month. In the third quarter of 2014, average monthly active user accounts include active user accounts with Jiayuan.com, izhenxin.com, juedui100.com and qiuai.com.

4  In the third quarter of 2014, average monthly paying user accounts include paying user accounts with Jiayuan.com, izhenxin.com, juedui100.com and qiuai.com.

Third Quarter 2014 Operational Results

The number of average monthly active user accounts for the third quarter 2014 was 6,168,616, an increase of 13.6% from 5,428,336 in the corresponding period of 2013 and an increase of 8.2% from 5,701,360 for the previous quarter.

The number of average monthly paying user accounts for the third quarter 2014 was 1,522,838, an increase of 11.3% from 1,368,726 in the corresponding period of 2013 and a decrease of 1.2% from 1,542,062 for the previous quarter.

Average monthly revenue per paying user (“ARPU”) for online services for the third quarter 2014 was RMB22.1, compared to RMB25.5 for the corresponding period in 2013 and RMB22.5 for the previous quarter.

Third Quarter 2014 Financial Results

Jiayuan reported net revenues of RMB161.6 million (US$26.3 million) for the third quarter of 2014, representing a year-over-year increase of 25.5% from RMB128.7 million and an increase of 11.2% from RMB145.2 million in the previous quarter. This was primarily due to strong growth of personalized matchmaking services.

•                      Online services contributed RMB106.5 million (US$17.4 million), or 66.0% of net revenues for the third quarter of 2014, compared to RMB108.3 million for the corresponding period of 2013 and RMB106.4 million for the previous quarter. The year-over-year decrease was mainly attributable to the decline in ARPU as the Company shifts its product offerings toward mobile-based platforms.

•                     Personalized matchmaking services, contributed RMB49.5 million (US$8.1 million), or 30.6% of net revenues during the third quarter of 2014, representing a year-over-year increase of 258.8% from RMB13.8 million, and a quarter-over-quarter increase of 51.4% from RMB32.7 million. The year-over-year and sequential increases were a result of the expanded number of service locations and cities in which the Company offers personalized matchmaking services, as well as sales growth of existing service locations.

•                      Events and others contributed RMB5.5 million (US$904,000), or 3.4% of net revenues during the third quarter of 2014, compared to RMB6.6 million for the corresponding period of 2013, and RMB6.1 million for the previous quarter. The year-over-year decrease was primarily due to the decline in the number of the Company’s events and advertisements placed on the Company’s website.

Cost of revenues for the third quarter of 2014 was RMB74.5 million (US$12.1 million), representing a year-over-year increase of 62.3% from RMB45.9 million and an increase of 17.7% from RMB63.3 million for the previous quarter. The year-over-year and sequential increase were primarily due to the expansion of personalized matchmaking services, which increased the commissions paid to the Company’s matchmakers and matchmaking partners.

Gross profit for the third quarter of 2014 was RMB87.1 million (US$14.2 million), representing a year-over-year increase of 5.1% from RMB82.8 million and an increase of 6.3% from RMB81.9 million for the previous quarter.

Selling and marketing expenses were RMB64.9 million (US$10.6 million) for the third quarter of 2014, representing a year-over-year increase of 28.1% from RMB50.7 million and an increase of 17.0% from RMB55.5 million for the previous quarter. The year-over-year and sequential increase were primarily related to a special marketing campaign for Chinese Valentine’s Day in August.

General and administrative expenses were RMB15.9 million (US$2.6 million) for the third quarter of 2014, representing a 27.0% year-over-year increase from RMB12.5 million and an increase of 19.0% from RMB13.4 million for the previous quarter. The year-over-year increase was primarily due to increases in human resource costs.

Research and development expenses were RMB5.9 million (US$964,000) for the third quarter of 2014, representing a year-over-year increase of 12.8% from RMB5.2 million, and a 19.0% increase from RMB5.0 million for the previous quarter. The year-over-year and sequential increases were primarily due to the expansion of the Company’s R&D team in line with its segmentation strategy and continuous focus on improving user experience.

Operating income for the third quarter of 2014 was RMB305,000 (US$51,000), compared to RMB14.4 million for the corresponding quarter of 2013, and RMB8.1 million for the previous quarter. Excluding share-based compensation expenses, non-GAAP operating income for the third quarter of 2014 was RMB2.2 million (US$0.4 million), compared to non-GAAP operating income of RMB16.9 million for the corresponding quarter of 2013 and RMB9.6 million for the previous quarter. The year-over-year and sequential decrease were primarily due to higher selling and marketing expenses in line with the Company’s strategy to further enhance brand awareness in 2014.

Foreign currency exchange net loss for the third quarter of 2014 was RMB172,000 (US$28,000), compared to a foreign currency exchange net gain of RMB509,000 for the corresponding quarter of 2013 and a foreign currency exchange net loss of RMB156,000 for the previous quarter. The foreign currency exchange net loss for the third quarter of 2014 was mainly attributable to RMB depreciation against the U.S. dollar during the period. Part of the proceeds from Jiayuan’s IPO were converted into RMB and are being held by its overseas entities whose functional currency is the U.S. dollar.

Net income for the third quarter of 2014 was RMB2.9 million (US$473,000), compared to RMB17.6 million for the corresponding quarter of 2013 and RMB11.9 million for the previous quarter. Excluding share-based compensation expenses, non-GAAP net income for the third quarter of 2014 was RMB4.8 million (US$776,000), compared to RMB20.2 million for the corresponding quarter of 2013 and RMB13.4 million for the previous quarter.

Basic and diluted net income per ADS5 for the third quarter of 2014 were RMB0.10 (US$0.02) and RMB0.10 (US$0.02), respectively, compared to basic and diluted net income per ADS of RMB0.59 and RMB0.57 for the corresponding quarter of 2013 and basic and diluted net income per ADS of RMB0.40 and RMB0.39, respectively, for the second quarter of 2014.

Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ADS for the third quarter of 2014 were RMB0.16 (US$0.03) and RMB0.16 (US$0.03), respectively, compared to non-GAAP basic and diluted net income per ADS of RMB0.67 and RMB0.66 for the corresponding quarter of 2013 and non-GAAP basic and diluted net income per ADS of RMB0.45and RMB0.44, respectively, for the second quarter of 2014.

5  Basic and diluted net income per ADS are calculated based on net income attributable to ordinary shareholders and the corresponding basic and diluted number of ADSs, assuming that, during each period presented, every two ADSs represent three ordinary shares of Jiayuan.

As of September 30, 2014, Jiayuan had cash and cash equivalents and short-term deposits of RMB554.7 million (US$90.4 million). Cash flows from operating activities for the third quarter of 2014 were RMB19.0 million (US$3.1 million).

The weighted average number of ADSs outstanding used in calculating diluted net income per ADS and non-GAAP diluted net income per ADS in the third quarter of 2014 was 29.9 million. As of September 30, 2014, the Company had 33.3 million ADSs outstanding, including 0.5 million ADSs issued to the depository for future exercise of options.

Fourth Quarter 2014 Outlook

Jiayuan currently expects to generate net revenues in the range of RMB162 million to RMB164 million for the fourth quarter of 2014. This forecast reflects Jiayuan’s current and preliminary view, which is subject to change.

Conference Call Information

Jiayuan’s management will host a conference call to discuss its results and outlook today, November 20, 2014, at 8:00 a.m. U.S. Eastern Time (9:00 p.m. November 20, 2014 Beijing / Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

•	United States:	+1-845-6750-438
•	United States (Toll-free):	+1-855-5008-701
•	Hong Kong:	+852-3018-6776
•	China:	400-1200-654
•	International/All other regions:	+65-6723-9385

Passcode:	33925398

A replay of the conference call may be accessed by phone at the following number until November 27, 2014:

International:	+61-2-9003-4211

Passcode:	33925398

A live and archived webcast of the conference call will be available at http://ir.jiayuan.com.

About Jiayuan

Jiayuan.com International Ltd. (“Jiayuan”) (NASDAQ: DATE) operates the largest online dating platform in China. Jiayuan is committed to providing a trusted, effective, and user-focused online dating platform that addresses the dating and marriage needs of China’s rapidly growing urban singles population. As a pioneer in China’s online dating market, Jiayuan ranks first in terms of number of unique visitors, average time spent per user and average page views per user among all online dating websites in China in 2013, according to iResearch. Jiayuan recorded an average of 6.2 million monthly active user accounts in the third quarter of 2014. Every two of Jiayuan’s American Depositary Shares represent three ordinary shares.

For more information, please visit http://ir.jiayuan.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Jiayuan may also make written or verbal forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users; competition in the Chinese online dating markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of any litigation or arbitration; the expected growth of the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and online dating websites and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our documents filed with the U.S. Securities and Exchange Commission. Jiayuan does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of the press release, and Jiayuan undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

We disclose non-GAAP financial measures of operating income, net income and net income per ADS, each of which is adjusted to exclude share-based compensation expense. We review non-GAAP financial measures to obtain an additional understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation expense, which have been and will continue to be significant recurring expenses in our business. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Reconciliation to Unaudited Condensed Consolidated Statement of Comprehensive Income” included in this press release.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that it does not include all items that impact our non-GAAP financial measures during the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to GAAP financial measures. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure.

For investor and media inquiries, please contact:

China

Shirley Zhang
Jiayuan.com International Ltd.
+86 (10) 6442-2321
ir@jiayuan.com

Mr. Christian Arnell
Christensen Investor Relations Group
+86-10-5900-1548
carnell@christensenir.com

US

Ms. Linda Bergkamp Christensen Investor Relations Group +1-480-614-3004 Email: lbergkamp@Christensenir.com

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	September 30,	June 30,	September 30,
	2013	2014	2014	2014
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	233,412	373,131	242,680	39,537
Short-term deposits	307,980	168,000	312,000	50,831
Available-for-sale securities	5,175	15,355	15,538	2,531
Accounts receivable, net	39,942	35,340	34,958	5,695
Deferred tax assets	3,729	8,104	8,457	1,378
Prepaid expenses and other current assets	19,419	54,505	63,371	10,324
Total current assets	609,657	654,435	677,004	110,296
Non-current assets:
Property and equipment, net	102,417	94,919	93,703	15,266
Intangible assets, net	4,129	3,943	3,776	615
Goodwill	789	789	789	129
Other non-current assets	—	762	1,047	171
Total assets	716,992	754,848	776,319	126,477

LIABILITIES
Current liabilities:
Deferred revenue, current portion	123,335	177,949	194,792	31,735
Accounts payable	201	18,308	18,118	2,952
Accrued expenses and other current liabilities	32,821	44,153	44,282	7,214
Income tax payable	22,613	17,365	19,363	3,155
Dividend payable	—	—	125,680	20,476
Total current liabilities	178,970	257,775	402,235	65,532
Non-current liabilities:
Deferred revenue, non-current portion	1,033	5	3	—
Accrued expenses and other current liabilities, non-current portion	—	5,550	6,290	1,025
Deferred tax liabilities	2,999	4,716	5,017	817
Total liabilities	183,002	268,046	413,545	67,374

SHAREHOLDERS’ EQUITY
Ordinary shares	349	352	352	57
Additional paid-in capital	505,845	472,850	349,049	56,867
Less: Treasury shares	(72,864)	(110,018)	(113,138)	(18,432)
Statutory reserves	9,502	9,974	9,974	1,625
Retained earnings	101,817	124,342	127,242	20,730
Accumulated other comprehensive loss	(10,659)	(10,698)	(10,705)	(1,744)
Total shareholders’ equity	533,990	486,802	362,774	59,103

Total liabilities and shareholders’ equity	716,992	754,848	776,319	126,477

JIAYUAN.COM INTERNATIONAL LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended,
	September 30, 2013	June 30, 2014	September 30, 2014
	RMB	RMB	RMB	US$
Net revenues	128,729	145,246	161,575	26,324
Cost of revenues	(45,894)	(63,308)	(74,508)	(12,138)

Gross profit	82,835	81,938	87,067	14,186

Operating expenses:
Selling and marketing expenses	(50,689)	(55,491)	(64,923)	(10,577)
General and administrative expenses	(12,538)	(13,377)	(15,925)	(2,594)
Research and development expenses	(5,245)	(4,968)	(5,914)	(964)
Total operating expenses	(68,472)	(73,836)	(86,762)	(14,135)

Operating income	14,363	8,102	305	51

Interest income, net	3,061	4,586	4,783	779
Foreign currency exchange gain/(loss), net	509	(156)	(172)	(28)
Other income/(expenses), net	3,888	2,494	(103)	(17)
Income before income tax	21,821	15,026	4,813	785
Income tax expenses	(4,183)	(3,134)	(1,913)	(312)

Net income	17,638	11,892	2,900	473

Net income per ADS — Basic	0.59	0.40	0.10	0.02
Net income per ADS — Diluted	0.57	0.39	0.10	0.02

ADSs used in computing basic net income per ADS	30,022,164	29,773,717	29,443,179	29,443,179
ADSs used in computing diluted net income per ADS	30,757,601	30,193,159	29,881,508	29,881,508

JIAYUAN.COM INTERNATIONAL LTD.

RECONCILIATIONS TO UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN RMB THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three Months Ended September 30, 2013			Three Months Ended June 30, 2014			Three Months Ended September 30,2014
	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP	GAAP	Non-GAAP Adjustments(a)	Non-GAAP
Operating income	14,363	2,566	16,929	8,102	1,475	9,577	305	1,861	2,166
Net income	17,638	2,566	20,204	11,892	1,475	13,367	2,900	1,861	4,761
Basic net income per ADS	0.59		0.67	0.40		0.45	0.10		0.16
Diluted net income per ADS	0.57		0.66	0.39		0.44	0.10		0.16
ADSs used in computing basic net income per ADS	30,022,164		30,022,164	29,773,717		29,773,717	29,443,179		29,443,179
ADSs used in computing diluted net income per ADS	30,757,601		30,757,601	30,193,159		30,193,159	29,881,508		29,881,508

Note:

(a)         To adjust for share-based compensation expense.

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